China 3C Group Files Annual Report on Form 10-K

--Provides Clarification Related to 2008 Outlook--

ZHEJIANG PROVINCE, China -March 27, 2007 -- China 3C Group (OTC Bulletin Board: CHCG), a rapidly growing retailer and distributor of consumer and business products in China, announced that the Company filed its Annual Report on Form 10-K with the SEC today. In the section of the Form 10-K entitled “Recent Developments”, management provided additional insight into its 2008 financial forecast addressed on its earnings conference call that occurred March 16, 2008. This information includes the following:

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Relative to the impact of snow storms in China on the Company’s first quarter 2008 results, two points are to be clarified. First, while the snow storms had less impact in major cities like Shanghai, in other areas of the Company’s operating region (Jiangsu, Anhui and Zhejiang provinces) snow storms had a much larger impact on transport systems that take people and products to stores. In addition to impacting traffic at stores where the Company has outlets, transportation impediments had a substantive impact on the ability of the Company to replenish products on the shelves. Because the Company operates on only several days of inventory, it is the belief of management that the supply chain interruptions resulted in a significant number of lost sales.

Additionally, the Company is providing additional disclosure related to why gross margin is expected to stabilize in the 13-14% range in 2008. These additional factors include:

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The Company pays concession fees, or leasing fees, to its retail partners. These fees are typically passed on to the customers by being included in the price of goods sold. Approximately 50% of these concession agreements have fixed payments which are not tied to sales. As such, when sales per store decreases, as happened in the first quarter due to the snow storms, the leasing fees do not change which leads to decreased gross margin.

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The Company believes that the majority of the anticipated decrease in gross margin during 2008 will likely result from increased competition. The “Huadong” region where the Company operates has seen the growth of competitors who are increasingly utilizing the Company’s successful “store-in-store” model. As a result, China 3C expects to conduct promotional campaigns in 2008 to maintain its competitive advantage.

These factors along with increased transportation costs as well as efforts by the government to control inflation which is expected to have a slight impact on consumer spending, are expected to result in a gross margin in the range of 13-14% for fiscal 2008.

While sales are expected to decrease in the first quarter by approximately 15%-20%, the Company believes it will be in a position for overall sales to increase in the mid-single digits for the remaining three quarters of the year. The lower year-over-year sales growth trends expected for 2Q08-4Q08 are primarily due to anticipated effects related to increased competition and a leveling of growth. These projections do not take into account any impact related to future acquisitions.

The Company believes that sales and margin trends can improve over time as it focuses its efforts on internal cost controls, improved logistics coordination, greater economies of scale, closure of underperforming store counters, expansion of well performing stores, adding new store counters in more productive locations, additional product introductions, new customer and supplier agreements, customer marketing and after sales support initiatives, acquisition opportunities and an increase in the overall managerial efficiency of the Company.

The Company currently has approximately $25 million of cash on its balance sheet, which it currently plans to use for consideration in connection with potential acquisitions.

About China 3C
China 3C Group is a leading retail chain operating approximately 908 retail outlets in Eastern China. The company specializes in selling 3C products (communication, information technology and digital) in China. Among China 3C’s primary attributes is its efficient distribution network and rapid logistics system.

 Forward-looking Statements
Certain of the statements set forth in this press release constitute "Forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We have included and from time to time may make in our public filings, press releases or other public statements, certain forward-looking statements, including, without limitation, those under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7. In some cases these statements are identifiable through the use of words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would" or words or expressions of similar meaning. You are cautioned not to place undue reliance on these forward- looking statements. In addition, our management may make forward-looking statements to analysts, investors, representatives of the media and others. These forward-looking statements are not historical facts and represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. There can be no assurance that such forward-looking statements will prove to be accurate and China 3C Group undertakes no obligation to update any forward-looking statements or to announce revisions to any of the forward-looking statements.

For more information, contact:

In the U.S.:
Joe Levinson
China 3C Group
Tel: +1-646-884-0829

Bill Zima
ICR, Inc.
Tel: +1-203-682-8200

In Asia:
Dan Joseph
ICR, Inc.
Tel: 86-21-6122-1077